As filed with the U.S. Securities and Exchange Commission on March 1, 2021

Registration No. 333-235402

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

REGISTRATION STATEMENT ON FORM S-11

UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

BROADMARK REALTY CAPITAL INC.

(Exact name of registrant as specified in governing instruments)

1420 Fifth Avenue, Suite 2000
Seattle, WA 98101
(206) 971-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nevin Boparai
Executive Vice President and Chief Legal Officer
1420 Fifth Avenue, Suite 2000
Seattle, WA 98101
(206) 971-0800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eliot Robinson

Andrew Rodman

Bryan Cave Leighton Paisner LLP
1201 W. Peachtree St., NW
Atlanta, GA 30309
(404) 572-6600

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

ADDITION OF EXHIBIT

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-235402) was filed to include as an exhibit to such S-11 the consent of Moss Adams LLP to the use of its report dated March 1, 2021 with respect to the consolidated financial statements of Broadmark Realty Capital Inc. and its subsidiaries (the “Company”) and the effectiveness of internal control over financial reporting as of December 31, 2020, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2020 in such registration statement and the related prospectus. The report of Moss Adams LLP was filed in the Prospectus Supplement No. 2 dated March 1, 2021 filed pursuant to Rule 424(b)(3). The consent of Moss Adams LLP is filed as Exhibit 23.5 herewith.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Exhibits

EXHIBIT INDEX

Exhibit	Description
2.1	Agreement and Plan of Merger, dated August 9, 2019, by and among Trinity Merger Corp., Broadmark Realty Capital Inc., Trinity Merger Sub I, Inc., Trinity Merger Sub II, LLC, PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, BRELF IV, LLC, Pyatt Broadmark Management, LLC, Broadmark Real Estate Management II, LLC, Broadmark Real Estate Management III, LLC, and Broadmark Real Estate Management IV, LLC (incorporated by reference to Annex A to the joint proxy statement/prospectus contained in Broadmark Realty’s Amendment No. 2 to the registration statement on Form S-4 (File No. 333-233214), filed with the SEC on October 15, 2019). †

3.1	Articles of Amendment and Restatement of Broadmark Realty Capital Inc. (incorporated by reference to Exhibit 3.1 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

3.2	Amended and Restated Bylaws of Broadmark Realty Capital Inc. (incorporated by reference to Exhibit 3.2 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to Broadmark Realty’s Form 8-A12B (File No. 001-39134), filed with the SEC on November 14, 2019).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to Broadmark Realty’s Form 8-A12B (File No. 001-39134), filed with the SEC on November 14, 2019).

4.3	Warrant Agreement, dated as of May 14, 2018, between Trinity Merger Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Broadmark Realty’s Form 8-A12B (File No. 001-39134), filed with the SEC on November 14, 2019).

4.4	Amendment to Warrant Agreement, dated November 14, 2019, by and between Broadmark Realty Capital Inc. and Continental Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.4 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

4.5	Second Amendment to Warrant Agreement, dated November 14, 2019, by and among Broadmark Realty Capital Inc., Continental Stock Transfer & Trust Co., and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.5 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

5.1	Opinion of Venable LLP as to the validity of the common stock being registered.*

5.2	Opinion of Gibson, Dunn & Crutcher LLP regarding validity of the warrants being registered.*

8.1	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters.*

10.1	Employment Agreement, dated August 9, 2019, by and between Broadmark Realty Capital Inc. and Jeffrey Pyatt (incorporated by reference to Exhibit 10.1 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

10.2	Employment Agreement, dated November 14, 2019, by and between Broadmark Realty Capital Inc. and David Schneider (incorporated by reference to Exhibit 10.2 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

10.3	Employment Agreement, dated September 5, 2020, by and between Broadmark Realty Capital Inc. and Nevin Boparai (incorporated by reference to Exhibit 10.1 to Broadmark Realty’s Form 10-Q (File No. 001-39134), filed with the SEC on November 9, 2020).

10.4	Employment Agreement, dated November 3, 2020, by and between Broadmark Realty Capital Inc. and Linda Koa (incorporated by reference to Exhibit 10.4 to Broadmark Realty’s Form 10-K (File No. 001-39134), filed with the SEC on March 1, 2021).

10.5	Employment Agreement, dated November 19, 2020, by and between Broadmark Realty Capital Inc. and Daniel Hirsty (incorporated by reference to Exhibit 10.5 to Broadmark Realty’s Form 10-K (File No. 001-39134), filed with the SEC on March 1, 2021).

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10.6	Form of Subscription Agreement, by and between Broadmark Realty Capital Inc., Trinity Merger Corp., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Four Crossings Institutional Partners V, L.P., and Farallon Capital (AM) Investors, L.P. (incorporated by reference to Exhibit 10.5 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

10.7	Form of Amendment to Subscription Agreement, by and between Broadmark Realty Capital Inc., Trinity Merger Corp., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Four Crossings Institutional Partners V, L.P., and Farallon Capital (AM) Investors, L.P. (incorporated by reference to Exhibit 10.6 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

10.8	Broadmark Realty Capital Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

10.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on November 20, 2019).

10.10	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on February 7, 2020).

10.11	2020 Annual Cash Bonus Program (incorporated by reference to Exhibit 10.2 to Broadmark Realty’s Form 10-Q (File No. 001-39134), filed with the SEC on November 9, 2020).

10.12	Consulting Agreement, dated August 9, 2019, by and between Broadmark Realty Capital Inc. and Joseph L. Schocken (incorporated by reference to Exhibit 10.5 to Broadmark Realty’s Form S-4 (File No. 001-39134), filed with the SEC on August 12, 2019).

10.13	Broadmark Realty Capital Inc. Executive Officer Annual Cash Bonus Plan (incorporated by reference to Exhibit 10.1 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on January 27, 2021).

10.14	Credit Agreement, dated February 19, 2021, by and among Broadmark Realty Capital Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Broadmark Realty’s Form 8-K (File No. 001-39134), filed with the SEC on February 25, 2021).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Broadmark Realty’s Form 10-K (File No. 001-39134), filed with the SEC on March 1, 2021).

22.1	List of Guarantor Subsidiaries of Broadmark Realty Capital Inc. (incorporated by reference to Exhibit 22.0 to Broadmark Realty’s Form 10-K (File No. 001-39134), filed with the SEC on March 1, 2021).

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Moss Adams LLP*

23.3	Consent of Venable LLP (included in Exhibit 5.1).*

23.4	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibits 5.2 and 8.1).*

23.5	Consent of Moss Adams LLP dated March 1, 2021.+

24.1	Power of Attorney (included with the signature page of the Form S-11 filed on December 6, 2019).*

† The annexes, schedules and certain exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

* Previously filed as Exhibits to this Form S-11.

+ Exhibit filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, state of Washington, on March 1, 2021.

BROADMARK REALTY CAPITAL INC.

By:	/s/ Jeffrey B. Pyatt
Name: Jeffrey B. Pyatt
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

*	Chairman of the Board and Director	March 1, 2021
Joseph L. Schocken

*	President and Chief Executive Officer and Director	March 1, 2021
Jeffrey B. Pyatt	(Principal Executive Officer)

/s/ David Schneider	Chief Financial Officer (Principal Financial Officer	March 1, 2021
David Schneider	and Principal Accounting Officer)

*	Director	March 1, 2021
Stephen G. Haggerty

*	Director	March 1, 2021
Daniel J. Hirsch

*	Director	March 1, 2021
David A. Karp

*	Director	March 1, 2021
Norma J. Lawrence

*	Director	March 1, 2021
Kevin M. Luebbers

*The undersigned, by signing his or her name hereto, does execute this Post-Effective Amendment No.3 to the Registration Statement on Form S-11 on behalf of the above-named officers and directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the registration statement previously filed on December 6, 2019.

By:	/s/ Jeffrey B. Pyatt
Name: Jeffrey B. Pyatt
Title: Attorney-In-Fact

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